UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                              Lucid Concepts, Inc.
          ------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

        Florida                                          65-0509296
------------------------------------          ------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification no.)
incorporation or organization)

277 Royal Poinciana Way, Suite 192
Palm Beach, FL                                                  33480
--------------------------------------            --------------------------
(Address of principal executive offices)                     (Zip Code)

Issuer's telephone number: (561) 659-6530

Securities to be registered under Section 12(b) of the Act:

    Title of each class                       Name of each exchange on which
    to be so registered                       Each class to be registered

        None                                              None
----------------------------                ---------------------------------
Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
                      ------------------------------------
                                (Title of class)

                        Copies of Communications Sent to:
                               Donald F. Mintmire
                              Mintmire & Associates
                          265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480
                    Tel: (561) 832-5696 - Fax: (561) 659-5371


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 PART I

Item 1.               Description of Business

Business Development

        Lucid Concepts, Inc. (the "Company") was organized on July 15, 1994, under the laws of the State of Florida, having the stated purpose of engaging in any lawful activities. The Company was formed with the contemplated purpose to manufacture and market imported products from China in the United States and elsewhere. The business concept and plan was based upon information obtained by the incorporator several years before while working in China. The incorporator was unable to obtain the cooperation and assistance of the Chinese and investors to implement the proposed plan. After development of a business plan and efforts to develop the business failed, all such efforts were abandoned.

        The Company never engaged in an active trade or business throughout the period from 1995 until just recently. On June 1, 1999, all of the issued and outstanding shares of the common stock of the Company were acquired from Xaio-Fei Davis, (5,000,000 shares of common stock) and Stacy Wolfgang (500,000 shares of common stock) its two (2) shareholders. At that time neither was an officer or director of the Company. The shares were purchased from Mrs. Davis by Mr. Kevin L. Bell, the principal of the Company. The shares were purchased from Ms. Stacy Wolfgang on that same date by a group of investors which did not include Mr. Bell. The original shareholders agreed to exchange the 5,500,000 issued and outstanding shares held by such shareholders to the new group of investors in exchange for a commitment by the new group to arrange to pay the costs of the continued operations of the corporation, and bringing its books and records up to date. The Company additionally received gross proceeds in the amount of $19,200 from the sale of a total of 480,000 shares of common stock, $.001 par value per share (the "Common Stock"), in an offering conducted pursuant to Section 3(b) and 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rules 505 and 506 of Regulation D promulgated thereunder. This offering was made in the State of Georgia and the State of Florida. The Company undertook the offering of shares of Common Stock on June 1, 1999.

        The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status of having limited assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

        On June 1, 1999, the Company also determined it should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses.

        The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

        Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

        The Company's principal executive offices are located at 277 Royal Poinciana Way 192, Palm Beach, FL 33480 and its telephone number is (561) 659-6530.

Business of Issuer

        The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. There can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

        Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

        The Company intends to use various sources in its search for potential business opportunities including its officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, member of the financial community and others who may present management with unsolicited proposals. Because of the Company's limited capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. The Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. The Company will rely upon the expertise and contacts of such persons, will use notices in written publications and personal contacts to find merger and acquisition candidates, the exact number of such contacts dependent upon the skill and industriousness of the participants and the conditions of the marketplace. None of the participants in the process will have any past business relationship with management. To date the Company has not engaged nor entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

        The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

        Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, (limited solely to working history - See "Item 5. Directors, Executive Officers, etc.") or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's limited capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

        In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

        Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

        Presently the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

        Because of the Company's current status and recent inactive status for the prior four (4) years, and its concomitant lack of assets and relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution to the Company's existing shareholders interests. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and the corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises. Management may actively negotiate or otherwise consent to the purchase of any portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, existing shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction. However the terms of the sale of shares held by present management of the Company will be extended equally to all other current shareholders.

        Management does not have any plans to borrow funds to compensate any persons, consultants, or promoters in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be limited to persons exempt under the Commissions's Regulation D or other rule, or provision for exemption, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition.


        In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed upon at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Current management has not in the past used any particular consultants, advisors or finders. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the representative in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.


        Management does not contemplate that the Company would acquire or merge with a business entity in which any officer or director of the Company has an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. The Company's management has not had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Possible Blank Check Company Status

        While the Company may be deemed a "shell" company at this time, it does not constitute a "blank check" company under pertinent securities law standards. Accordingly, the Company is not subject to securities regulations imposed upon companies deemed to be "blank check companies." If the Company were to file a registration statement under Securities Act of 1933 and, at such time, priced its shares at less than $5.00 per share and continued to have no specific business plan, it would then be classified as a blank check company.

        If in the future the Company were to become a blank check company, adverse consequences could attach to the Company. Such consequences can include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the additional steps required to comply with various federal and state laws enacted for the protection of investors, including so-called "lock-up" agreements pending consummation of a merger or acquisition that would take it out of blank check company status.

        Many states (excluding Florida where the Company is incorporated) have statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the companies securities or to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. In the event the Company undertakes the filing of a registration statement under circumstances that classifies it as a blank check company the provisions of Rule 419 and other applicable provisions will be complied with.

Rights of Shareholders

         The Company amended its Articles of Incorporation on June 3, 1999, to expressly provide that the Board of Directors is authorized to enter into on behalf of the corporation and to bind the corporation without shareholder approval, any and all acts approving the terms and conditions of a merger and/or a share exchange, and shareholders affected thereby, shall not be entitled to dissenters rights with respect thereto under any applicable statutory dissenters rights provision. This provision expressly eliminates shareholder participation in the merger and/or share exchange contemplated by the Company and expressly eliminates any shareholders dissenters rights. The Company does not intend to provide its shareholders with complete disclosure documentation including audited finance statements concerning a target company and its business prior to any mergers or acquisitions.

Competition

        Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's limited funds, it may be difficult to successfully compete with these other companies.

Employees

        As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

        The Company is currently using at no cost to the Company, as its principal place of business offices of its legal counsel (provided at no cost), located in Palm Beach, Florida. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments

        No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

Item 2.               Management's Discussion and Analysis or Plan of Operation

        The Company is considered a development stage company with limited assets or capital, and with no operations or income since approximately 1995. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder, specifically Kevin L. Bell (see Item 4, Security Ownership of Certain Beneficial Owners and Management Kevin L. Bell is the controlling shareholder). Mr. Bell has agreed to pay future costs associated with filing future reports under Exchange Act of 1934 if the Company is unable to do so. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and any additional needed funds will most likely be provided by the Company's existing shareholders or its sole officer and director in the immediate future. Current shareholders have not agreed upon the terms and conditions of future financing and such undertaking will be subject to future negotiations, except for the express commitment of Mr. Bell to fund required 34 Act filings. Repayment of any such funding will also be subject to such negotiations. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

        In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

         Management plans may but do not currently provide for experts to secure a successful acquisition or merger partner so that it will be able to continue as a going concern. In the event such efforts are unsuccessful, contingent plans have been arranged to provide that the current Director of the Company is to fund required future filings under the 34 Act, and existing shareholders have expressed an interest in additional funding if necessary to continue the Company as a going concern.

Plan of Operation

        During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company has limited funds, it may be necessary for the sole officer and director to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. The Company will not be a condition that the target company must repay funds advanced by its officers and directors. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

        The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is convinced that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3.               Description of Property

        The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property. There are no preliminary agreements or understandings with respect to office facilities in the future.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information, to the best knowledge of the Company as of August 15, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name of Address of        Amount and Nature of        Percent of Class
Beneficial Owner          Beneficial Ownership

Kevin L. Bell                  5,000,000                   83.6%
499 Northside #505
Atlanta, GA 30309

All Executive Officers
and Directors
as a Group (one person)        5,000,000                   83.6%

Item 5. Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act.

        The director and executive officer of the Company and his respective age is as follows:

Name                Age            Position

Kevin L. Bell       33             Director, President, Secretary and Treasurer

        All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.


        No director, or officer, or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.


        The business experience of the person listed above during the past five years is as follows:

        Mr.Kevin L. Bell, 33 years old, has been a Director of the Company since March 31, 1999. Mr. Bell served in the United States Navy from 1978 to 1986, during which time he also attended Chicago's Community College in 1979. From 1984 to 1988 Mr. Bell worked as an undercover private investigator, specializing in retail theft, insurance fraud, and performed some work for the State

Department in New York City. While still in New York City, Mr. Bell worked for an electrical supply house (Local 3 Electrical Union) until his relocation to the Atlanta, Georgia area in 1989. There Mr. Bell worked as an electrician from 1989 to 1991 as well as working for Dugan's (an Atlanta based restaurant) as an electrician until 1997. Also during 1990 to 1991 he worked as an in- house electrician for the Georgia Baptist Medical Center. From 1997 to present Mr. Bell has worked for Engineered Life Safety Systems as Vice President of Operations. Mr. Bell obtained a MCSE Certification (Microsoft Engineering Certified) and an A+ certification (Microsoft Certified Hardware Technician).

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4, and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Mr. Bell comprising all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, have complied with Section 16(a) filing requirements applicable to them during the Company's most recent fiscal year.

Item 6.    Executive Compensation

        The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended 1994, 1995, 1996, 1997 and 1998, nor at any time during 1999. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's director will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7.    Certain Relationships and Related Transactions

        On December 1, 1998, Mr. Kevin L. Bell acquired from the principal controlling shareholder, Xaio-Fei Davis, a total of 5,000,000 shares of Common Stock of the Company in exchange for a total cash payment of $1,000.00.

        In addition Mr. Bell has paid for the cost and expenses associated with the filing of this Form 10-SB and other operations of the Company.

        At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for the Rule 506 offerings for acquisitions.

        During the Company's last two fiscal years, there have not been any other transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

        Kevin L. Bell may be deemed to be a "promoter" of the Company as that term is defined under the Rules and Regulations promulgated under the Act.

Item 8.   Description of Securities

Common Stock

        The Company is authorized to issue 50,000,000 shares of common stock, par value $.001, of which 5,980,000 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

        Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The Company is authorized to issue 10,000,000 shares of preferred stock, no par value. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. At the present time no terms, conditions, limitations or preferences have been established. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

Certain Provision of Florida Law

        Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a control share acquisition, unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power; (i) one-fifth or more, but less than one-third of such voting power; (ii) one-third or ore, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Amended Articles of Incorporation of the Company specifically state that Section 607.0902 does not apply to control-share acquisitions of shares of the Company.

 Part II

Item 1.    Market For Common Equity and Other Shareholder Matters.

        No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the Commission comment period for this Form 10-SB or immediately thereafter. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

        The Company is not aware of any existing trading market for its common stock. The Company's common stock has never traded in a public market. There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities.

        If and when the Company's common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

        The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

        For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

        As of August 15, 1999, there were 24 holders of record of the Company's common stock.

        As of the date hereof, the Company has issued and outstanding 5,980,000 shares of common stock. Of this total, 500,000 shares may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act") since such shares were originally issued in transactions more than five (5) years ago. 5,000,000 such shares remain restricted under Rule 144 since such shares are held by an affiliate. The remaining 480,000 shares were issued subject to Rule 144 and may not be sold and/or transferred without further registration under the Act or pursuant to an applicable exemption..

Dividend Policy

        The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

 Public Quotation of Stock

        The Company has not as of this date, but intends to request in the immediate future a broker-dealer who has not been identified at this time, to act as a market maker for the Company's securities. Thus far the Company has not requested a market maker to submit the Company's Form 10-SB to the National Association of Securities Dealers and to serve as a market maker for the Company's Common Stock. The Company anticipates that other market makers may be requested to participate at a later date. The Company will not use consultants to obtain market makers. There have been no preliminary discussions between the Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company. It is anticipated that the market maker will be contacted prior to an acquisition or merger and only by management of the Company.

Item 2.               Legal Proceedings

        The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. The Company was inactive from late 1995 through the date of this Form 10-SB.

Item 3.    Changes in and Disagreements with Accountants

        Item 3 is not applicable to this Form 10-SB.

Item 4.    Recent Sales of Unregistered Securities

        The Company received a total of $19,200.00 ($0.04 per share) from the sale of a total of 480,000 shares of common stock, $.001 par value per share (the "Common Stock"), in a selfunderwritten offering conducted pursuant to
Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rules 505 and 506 of Regulation D promulgated thereunder. This offering was made in the State of Georgia and the State of Florida. The Company undertook the offering of shares of Common Stock on June 1, 1999, and did not pay any underwriting discounts or commissions.

Item 5.    Indemnification of Directors and Officers

        Article XI of the Company's Amended Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

        (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

        (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

        (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

        (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

        (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

        (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

        (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.


Transfer Agent

        The Company is serving as its own transfer agent until it becomes eligible for quotation with NASD.

  PART F/S

Financial Statements and Supplementary Data

        The Company's financial statements for the years ended __________________, has been examined to the extent indicated in their reports by Dorra, Shaw, & Dugan, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on Page F-1 hereof in response to Part F/S of this Form 10-SB.

LUCID CONCEPTS, INC.


TABLE OF CONTENTS






                                                                        Page

Independent Auditors' Report.....................................       F-1

Balance Sheet....................................................       F-2

Statement of Operations and Accumulated Deficit..................       F-3

Statement of Changes in Stockholders' Equity.....................       F-4

Statement of Cash Flows..........................................       F-5

Notes to Financial Statements....................................       F-6

                               Dorra Shaw & Dugan
                          Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Lucid Concepts, Inc.
Palm Beach, Florida


We have audited the accompanying balance sheet of Lucid Concepts, Inc. (a Florida corporation and a development stage company) as of June 30, 1999, and the related statements of operations, accumulated deficit, cash flows and changes in stockholders' equity for the period June 1, 1999 to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucid Concepts, Inc. as of June 30, 1999 and the results of its operations and its cash flows and changes in stockholders' equity for the period from June 1, 1999 to June 30, 1999 in conformity with generally accepted accounting principles.

Audited statements of operations, cash flows and stockholders' equity for the two years ended May 31, 1999 as required by item 310 of regulation S-B are not provided because the company was dormant.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plan regarding those matters also are described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


[GRAPHIC OMITTED]


Certified Public Accountants
August 18, 1999

                                       F-1
                  270 South County Road - Palm Beach, FL 33480
                  Telephone (561) 822-9955 - Fax (561) 822-9955
                              Website: dsd-cpa.com


LUCID CONCEPTS, INC.
( A Development Stage Company)

BALANCE SHEET





June 30,                                                                 1999
---------------------------------------------------------------- ------------


ASSETS
Current Assets:
                                                            Cash  $   19,200
--- ------------------------------------------------------------ ------------

TOTAL CURRENT ASSETS                                                  19,200
---------------------------------------------------------------- ------------

                                                                  $   19,200
--- ------------------------------------------------------------ ------------


LIABILITIES

Current Liabilities:
                                                Accrued expenses  $    6,350
--- ------------------------------------------------------------ ------------

TOTAL CURRENT LIABILITIES                                              6,350
---------------------------------------------------------------- ------------

                                                                       6,350
--- ------------------------------------------------------------ ------------


STOCKHOLDERS' EQUITY

Common stock - $.001 par value - 50,000,000 shares authorized
                      5,980,000 shares issued and outstanding           5,980
 Preferred stock - No par value - 10,000,000 shares authorized
                       No shares issued or outstanding                      -
                           Additional paid-in-capital                  18,720
                                Accumulated deficit                   (11,850)
--- ------------------------------------------------------------ ------------

TOTAL STOCKHOLDERS' EQUITY                                            12,850
---------------------------------------------------------------- ------------

                                                                  $   19,200
--- ------------------------------------------------------------ ------------


LUCID CONCEPTS, INC.
( A Development Stage Company)

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT




For the period June 1, 1999 to June 30,                                   1999
----------------------------------------------------- ---------- --------------
Revenues                                                          $           -
----------------------------------------------------- ---------- ---------------


Operating expenses:
                                    Professional fees  $  5,000
                                   Organization costs     1,350           6,350
----------------------------------------------------- ---------- ---------------

Loss before income taxes                                                 (6,350)
                                        Income  taxes                         -
----------------------------------------------------- ---------- ---------------

Net loss                                                                 (6,350)

Accumulated deficit - June 1, 1999                                       (5,500)
----------------------------------------------------- ---------- ---------------

Accumulated deficit - June 30, 1999                               $     (11,850)
----------------------------------------------------- ---------- ---------------

Net loss per share                                                $      (0.002)
----------------------------------------------------- ---------- ---------------

Weighted average shares of common stock                           $   5,980,000
----------------------------------------------------- ---------- ---------------


LUCID CONCEPTS,
INC.
( A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS'
EQUITY





For the period June 1, 1999 to June 30,                                                         1999
------------------------------------------------------------------------------- -------------------------


                                                                    Additional
                                  Number of    Preferred  Common    Paid - In   Accumulated
                                    Shares     Stock      Stock     Capital     Deficit       Total
                                 ------------  ---------  --------  ----------- -----------  ------------
Beginning balance:
        July 5, 1994 - Services $   5,500,000  $      -   $  5,500  $      -                 $     5,500

Issuance of Common Stock:
                   June 1, 1999       480,000         -        480    18,720           -          19,200
                                                      -                                -

Accumulated deficit                         -         -          -         -     (11,850)        (11,850)
---------------------------------------------  ---------  --------- ----------  -----------  ------------

                                $   5,980,000  $      -   $  5,980  $ 18,720    $  (11,850)  $    12,850
---------------------------------------------  ---------  --------- ----------  -----------  ------------


LUCID CONCEPTS, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS





For the period June 1, 1999 to June 30,                                    1999
--------------------------------------------------------------------------------
Operating Activities:
     Net loss                                                          $ (6,350)
                      Adjustments to reconcile net loss to net cash
                                      used by operating activities:
                                  Increase in:
                             Accrued expenses 6,350
--- --------- -------------------------------------------------------  ---------

Net cash provided by operating activities                                     -
---------------------------------------------------------------------  ---------

Financing activities:
                                          Issuance of Common Stock       19,200
--- -----------------------------------------------------------------  ---------

Net cash provided by financing activities                                19,200
---------------------------------------------------------------------  ---------

Net increase in cash                                                     19,200
---------------------------------------------------------------------  ---------

Cash - June 30, 1999                                                   $ 19,200
---------------------------------------------------------------------  ---------

LUCID CONCEPTS, INC.
Notes to Financial Statements


Note A - Summary of Significant Accounting Policies:

Organization

Lucid Concepts, Inc. (a development stage company) is a Florida Corporation organized July 5, 1994 to manufacture and market imported products from China in the U.S. and elsewhere. The Company failed in its attempt to implement its initial business plan and during June 1995 abandoned its efforts. The Company had no operations for the period prior to June 1, 1999. There were no transactions from July 1994 to June 1, 1999 that affect the balances reflected in the financial statements as of June 30, 1999. In addition, audited statements of operations, cash flows and stockholders' equity for the two years ended May 31, 1999 as required by item 310 of regulation S-B are not provided because the company was dormant.

The Company has a new business plan, which was adopted on or about June 1, 1999, which is to engage in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The assets of the Company will be used for its expenses of operation to implement this plan.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a May 31 year end.

Start - Up Costs

Start - up and organization costs are being expensed as incurred.

Loss Per Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note B - Stockholders' Equity:

On July 5, 1994, the Company issued 5,500,000 shares of common stock, in lieu of cash, for the fair market value of services rendered by its initial shareholders. On or about June 1, 1999, third parties purchased the shares from the initial shareholders. Subsequently, third parties purchased at $0.05 per share, 480,000 shares of the common stock of the Company in a private placement pursuant to Regulation D of the SEC. The $5,000 in professional fees includes the costs and expenses

LUCID CONCEPTS, INC.

Notes to Financial Statements


Note B - Stockholders' Equity (Cont'd):

(including legal fees) associated with the preparation and filing of the registration statement. Included in professional fees are $4,000 in auditing and accounting fees. At June 30, 1999, the Company had authorized 50,000,000 shares of $.001 par value common stock and had 5,980,000 shares of common stock issued and outstanding. In addition, the Company authorized 10,000,000 shares of preferred stock with the specific terms; conditions, limitations and preferences to be determined by the Board of Directors. None of the preferred stock was issued and outstanding as of June 30, 1999.

Note C - Income Taxes:

The Company has a net operating loss carry forward of $6,350 that may be offset against future taxable income. If not used, the carry forward will expire in 2019.

The amount recorded as deferred tax assets, cumulative as of June 30,1999 is $1,000, which represents the amounts of tax benefits of loss carry-forwards. The Company has established a valuation allowance for this deferred tax asset of $1,000, as the Company has no history of profitable operations.

Note D - Going Concern:

The Company's financial statements are prepared using generally accepted accounting principles applied to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through June 30, 1999. It has not established revenues sufficient to cover operating costs and to allow it to continue as a going concern. Management plans currently provide for experts to secure a successful acquisition or merger partner so that it will be able to continue as a going concern. In the event such efforts are unsuccessful, contingent plans have been arranged to provide that the current Director of the Company is to fund required future filings under the 34 Act, and existing shareholders have expressed an interest in additional funding if necessary to continue the Company as a going concern.

                                           PART III

Item 1.        Index to Exhibits

        The following exhibits are filed with this Registration Statement:

Exhibit No.   Exhibit Name

3(i).1        Articles of Incorporation filed July 5, 1994

3(i).2        Articles of Amendment filed December 5, 1994

3(i).3        Articles of Amendment filed June 3, 1999

3(ii).1       By-laws

27            Financial Data Schedule


Item 2.       Description of Exhibits

        See Item 1 above.

                                   Signatures

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                  Lucid Concepts, Inc.
                                  (Registrant)

Date: August 20, 1999             BY:  /s/ KEVIN L. BELL
                                        -----------------
                                        Kevin L. Bell,President

        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date                        Signature                       Title

August 20, 1999         BY:/s/ KEVIN L. BELL
                         --------------------
                           Kevin L. Bell                Director, President,
                                                        Secretary,Treasurer